[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

September 25, 2018

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust V
File Nos. 333-138592 and 811-21979

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on May 8, 2018, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust V (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on March 23, 2018, which relates to Nuveen Gresham Managed Futures Strategy Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments.

GENERAL COMMENT

COMMENT 1

Please provide the ticker symbols on the cover pages of the prospectus and statement of additional information and on EDGAR once you obtain them.

RESPONSE TO COMMENT 1

The ticker symbols will be added to the cover pages and will be updated on EDGAR.

PROSPECTUS

COMMENT 2 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Prior to going effective, please provide all of the information in the “Shareholder Fees” and “Annual Fund Operating Expenses” tables because this information is material per Rule 405 of the Securities Act of 1933.

RESPONSE TO COMMENT 2

The requested information for the tables has been provided in Appendix A.

COMMENT 3 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Please confirm supplementally that any expected dividend and interest expenses associated with short sales transactions will be included in the “Annual Fund Operating Expenses” table.

RESPONSE TO COMMENT 3

Management confirms that any expected dividend and interest expenses associated with short sales transactions will be included in the “Annual Fund Operating Expenses” table.

COMMENT 4 — HOW WE MANAGE YOUR MONEY — WHAT THE RISKS ARE

Please confirm that the fees and expenses incurred indirectly by the Fund as a result of investing in other investment companies and pooled investment vehicles do not exceed 0.01% of the average net assets of the Fund. Otherwise, please include the appropriate line item in the “Annual Fund Operating Expenses” table.

RESPONSE TO COMMENT 4

Management confirms that the fees and expenses incurred indirectly by the Fund as a result of investing in other investment companies do not exceed 0.01% of the average net assets of the Fund.

COMMENT 5 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Please disclose whether the fee waivers and/or expense reimbursements are reflected in the “Example” table. If they are reflected in the table, please disclose that the fee waivers and/or expense reimbursements are reflected only through the expiration date of the fee waivers and/or expense reimbursements.

RESPONSE TO COMMENT 5

The fee waivers and/or expense reimbursements will be reflected in the “Example” table through the expiration date. The third sentence has been revised to state: “The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that the fee waivers currently in place are not renewed beyond September 30, 2021.”

COMMENT 6 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please state that the Fund may engage in active and frequent trading as a principal investment strategy.

RESPONSE TO COMMENT 6

Management does not consider the trading frequency of the Fund to be a principal investment strategy. Instead, management believes that the portfolio turnover rate and expectations should be noted under the “Portfolio Turnover” section and the associated risks of frequent trading should be described under “Principal Risks – Frequent Trading Risk.” The Fund has added the following to the end of the “Portfolio Turnover” section: “However, the Fund’s portfolio turnover rate may exceed 100%.”

COMMENT 7 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The second paragraph of the “Principal Investment Strategies” section uses the term “financial leverage.” Please define the term “financial leverage.”

RESPONSE TO COMMENT 7

The second sentence of the second paragraph of the “Principal Investment Strategies” section has been revised to state: “Derivative instruments provide investment exposure that greatly exceeds the margin requirements for such positions, and thus the Fund’s use of derivative instruments has the economic effect of financial leverage (i.e., the use of borrowed funds for investment purposes).”

COMMENT 8 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please disclose that the principal investment strategies and principal risks for the Gresham Managed Futures Fund Ltd. (the “Subsidiary”) are the same as the principal investment strategies and principal risks for the Fund.

RESPONSE TO COMMENT 8

The Subsidiary’s principal investment strategies and its related risks are the same as those of the Fund with respect to the Fund’s investments in commodity-related investments. The prospectus has been revised in response to this comment.

COMMENT 9 — FUND SUMMARY

With regards to the Subsidiary, please confirm the following:

A.

Please confirm that the Fund complies with the provisions of the Investment Company Act of 1940 (the “1940 Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

B.

Please confirm that each investment adviser and sub-adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15). If the investment adviser and sub-adviser are the same for both the Fund and the Subsidiary, then the advisory contract reviews pursuant to Section 15(c) of the 1940 Act for the Fund’s and Subsidiary’s contracts may be combined.

C.	Please confirm that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Please identify the custodian of the Subsidiary.

D.

Please confirm that: (1) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (2) the Subsidiary and its board of directors will agree to inspection by the staff of the Commission of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

RESPONSE TO COMMENT 9

A.

Management confirms that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

B.	Management confirms that each investment adviser and sub-adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15).

C.	Management confirms that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). The custodian for the Subsidiary is State Street Bank and Trust Company.

D.

Management confirms that: (1) the Subsidiary and its board of directors agree to designate an agent for service of process in the United States; and (2) the Subsidiary and its board of directors agree to inspection by the staff of the Commission of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

COMMENT 10 — FUND SUMMARY — PRINCIPAL RISKS

Please consider disclosing the principal risks associated with investing in a new fund.

RESPONSE TO COMMENT 10

Management respectfully declines to add a risk relating to the risks of investing in a new fund in the “Principal Risks” section.

COMMENT 11 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The second paragraph of the “Principal Investment Strategies” section states that the Fund may invest in money market funds and time deposits. Please add corresponding risk disclosures for these securities.

RESPONSE TO COMMENT 11

The last sentence of the second paragraph of the “Principal Investment Strategies” section has been revised to state: “The Fund also holds significant amounts of cash and cash equivalent holdings, including but not limited to U.S. Treasury securities and money market funds, which serve as collateral for the Fund’s derivative positions.” Additionally, the following risks have been added to the “Fund Summary – Principal Risks” and “How We Manage Your Money – What the Risks Are – Principal Risks” sections, respectively:

Money Market Fund Risk–An investment in a money market fund is not a bank deposit and is not insured or guaranteed by any bank, the FDIC or any other government agency. It is possible for the Fund to lose money by investing in money market funds. If the liquidity of a money market fund’s portfolio deteriorates below certain levels, the money market fund may suspend redemptions or impose a fee of up to 2% on amounts the Fund redeems from the money market fund. These measures may result in an investment loss or prohibit the Fund from redeeming shares. Additionally, the Fund indirectly bears the fees and expenses of any money market funds in which it invests.

Money market fund risk: An investment in a money market fund is not a bank deposit and is not insured or guaranteed by any bank, the FDIC or any other government agency. An investment in a money market fund, even an investment in a fund seeking to maintain a stable net asset value per share, is not guaranteed and it is possible for the Fund to lose money by investing in money market funds. If the liquidity of a money market fund’s portfolio deteriorates below certain levels, the money market fund may suspend redemptions (i.e., impose a redemption gate) and thereby prevent the Fund from selling its investment in the money market fund or impose a fee of up to 2% on amounts the Fund redeems from the money market fund (i.e., impose a liquidity fee). These measures may result in an investment loss or prohibit the Fund from redeeming shares. In addition to the fees and expenses that the Fund directly bears, the Fund indirectly bears the fees and expenses of any money market funds in which it invests. By investing in a money market fund, the Fund will be exposed to the investment risks of the money market fund in direct proportion to such investment. Money market funds and the securities they invest in are subject to comprehensive regulations. The enactment of new legislation or regulations, as well as changes in interpretation and enforcement of current laws, may affect the manner of operation, performance and/or yield of money market funds.

COMMENT 12 — FUND SUMMARY — PRINCIPAL RISKS

For the “Derivatives Risk,” please revise the disclosure to address the specific risks concerning investments in futures, forward contracts and swaps.

RESPONSE TO COMMENT 12

Management believes that the risk disclosure describes the principal risks involved with the derivative instruments that may be used by the Fund. Consequently, management respectfully declines to make the requested revision.

COMMENT 13 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES — DERIVATIVES

If the Fund may write credit default swaps, please disclose that the Fund will segregate the full notional value of the credit default swaps to adequately cover its obligations.

RESPONSE TO COMMENT 13

The first sentence of the third paragraph of the “Investment Policies and Techniques – Asset Coverage Requirements” section in the statement of additional information has been revised to state: “In the case of futures contracts that are not contractually required to cash settle and to the extent that the Fund writes a credit default swap, the Fund must set aside liquid assets equal to such contracts’ full notional value (generally, the total numerical value of the asset underlying a futures contract or credit default swap at the time of valuation) while the positions are open.”

COMMENT 14 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

Please disclose all the Fund’s principal investment strategies as required by Item 9(b) of Form N-1A. Please note that while Form N-1A states that information in the summary section need not be repeated elsewhere, Form N-1A also states that the Item 9(b) disclosure should be more detailed disclosure. If it is the Fund’s position that it discloses its principal investment strategies in the “Fund Summary” section, then it is not following layered disclosure regime adopted by the Securities Exchange Commission. See IM Guidance Update No. 2014-08 from June 2014 titled “Guidance Regarding Mutual Fund Enhanced Disclosure.”

RESPONSE TO COMMENT 14

Management believes the current disclosures comply with Form N-1A. Form N-1A states that information in the summary section need not be repeated elsewhere. IM Guidance Update

No. 2014-08 discusses how the Commission disagrees with unnecessary duplication of information. When the strategy requires a more detailed description than what is provided in the summary section to understand how the Fund selects its holdings, further disclosure is provided in the “More About Our Investment Strategies” section. However, when the disclosure in the summary section sufficiently describes a particular investment strategy, the Fund does not duplicate the information later in the prospectus. Consequently, management respectfully declines to revise the “More About Our Investment Strategies” section as requested.

COMMENT 15 — HOW WE MANAGE YOUR MONEY — WHAT THE RISKS ARE

Please disclose the risks of taking long positions in securities.

RESPONSE TO COMMENT 15

Management believes that the current disclosures read together, such as equity security risk, credit risk, interest rate risk, non-U.S./emerging markets risk and currency risk, adequately describe the risks of taking long positions in securities. Consequently, management respectfully declines to add a risk relating to the risks of taking long positions in securities.

COMMENT 16 — HOW YOU CAN BUY AND SELL SHARES — WHAT SHARE CLASSES WE OFFER

Please disclose the information required by Items 12(a) and 12(b) of Form N-1A in one place in the prospectus. See General Instructions C.3(a) to Form N-1A

RESPONSE TO COMMENT 16

The information required by Items 12(a) and 12(b) of Form N-1A are disclosed in one place in the prospectus under “How You Can Buy and Sell Shares – What Share Classes We Offer.”

COMMENT 17 — HOW YOU CAN BUY AND SELL SHARES — WHAT SHARE CLASSES WE OFFER — CONTINGENT DEFERRED SALES CHARGES

Please confirm supplementally that all of the information regarding sales charge waivers required by Item 12(a)(2) of Form N-1A is described in the prospectus, except for the information required by Items 17(d) and 23(b) of Form N-1A, including a list of all intermediaries that permit such waivers.

RESPONSE TO COMMENT 17

Management confirms that all of the information regarding sales charge waivers required by Item 12(a)(2) of Form N-1A is described in the prospectus, except for the information required by Items 17(d) and 23(b) of Form N-1A.

COMMENT 18 — HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE

Under the “CDSC Waivers and Reductions” section, please (1) remove the phrase “including the following;” and (2) remove the seventh and eighth bullets unless the intermediaries referenced are listed in the appendix to the prospectus because investors must be able to identify if a waiver applies to their situation.

RESPONSE TO COMMENT 18

The phrase “may be waived or reduced under certain circumstances, including the following” has been revised to state: “may be waived or reduced under the following circumstances.” With regard to the two referenced bullets, the situations described in the two bullets are available to shareholders through any intermediary under the circumstances described. Because the waivers are not limited to only a certain intermediary or intermediaries, no intermediaries are listed in the appendix to the prospectus with respect to these waivers. Consequently, management respectfully declines to make the requested revision.

COMMENT 19 — HOW YOU CAN BUY AND SELL SHARES — HOW TO SELL SHARES

Please confirm supplementally that the Fund will not pay any redemptions in-kind.

RESPONSE TO COMMENT 19

Management confirms that the Fund does not anticipate paying any redemptions in-kind.

PART C

COMMENT 20 — PART C — OTHER INFORMATION

The investment advisory agreement and the investment sub-advisory agreement between the Subsidiary and its investment adviser and sub-adviser, respectively, are material contracts that should be included as exhibits to the registration statement.

RESPONSE TO COMMENT 20

The investment advisory agreement and the investment sub-advisory agreement between the Subsidiary and its investment adviser and sub-adviser will be included as exhibits to the registration statement.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren